FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Provident Energy Trust (Translation of registrant's name into English)
2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST:
Exhibit	Description of Exhibit

99.1	Provident Announces 2009 Annual and Fourth Quarter Results, 2009 Reserves Information and March Cash Distribution
99.2	Management's Discussion & Analysis
99.3	Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: March 12, 2010	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Senior Vice President Finance and Chief Financial Officer